Merqueo Holdings

Carrera 11A #93-52, Oficina 501-502

Bogotá D.C., 110221 – Colombia

August 11, 2023

BY EDGAR

Mr. Stephen Kim

Mr. Joel Parker

Mr. Nicholas Nalbantian

Ms. Jennifer Lopez Molina

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merqueo Holdings

Withdrawal of Registration Statement on Form F-1 File No. 333-269027

Dear Mr. Kim, Mr. Parker, Mr. Nalbantian and Ms. Molina:

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Merqueo Holdings, a Cayman Islands company (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1, File No. 333-269027 initially filed on December 27, 2022, together with all confidential submissions, exhibits and amendments thereto, (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 152 promulgated under the Securities Act.

If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman or Emilio Minvielle at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2704 or (212) 225-2216, respectively.

Very truly yours,

/s/ Felipe Ossa Rodriguez
Felipe Ossa Rodriguez
Chief Executive Officer

cc:

Adam J. Brenneman

Emilio Minvielle

Ashley Miller

Cleary Gottlieb Steen & Hamilton LLP

Anthony W. Basch

Alexander W. Powell

Chenxi Lu

Kaufman & Canoles, P.C.